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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ON TRACK INNOVATIONS LTD.
(Exact name of registrant as specified in its charter)

State of Israel	000-49877	N/A
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh Pina, Israel		1200000
(Address of principal executive offices)		(Zip Code)

Hanan Caspi, telephone: + 972-4-6868000
 (Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 – Conflict Minerals Disclosure and Report

A copy of the registrant’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at  http://investors.otiglobal.com/phoenix.zhtml?c=144733&p=irol-govHighlights

Section 2 – Exhibits

Item 2.01 – Exhibits

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ON TRACK INNOVATIONS LTD.

By: /s/ Ofer Tziperman
Ofer Tziperman, Chief Executive Officer
(Principal Executive Officer)
Date: June 2, 2014